UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Sino-Global Shipping America, Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82935V 10 9

(CUSIP Number)

Shirley Zhang, Unit A2102, Lily Apartment, Zhoushan City, Zhejiang Province, P.R. China;

+86 18605808528

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 10, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82935V 10 9	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rong Yao International Shipping Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,200,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,200,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.21%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 82935V 10 9	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zhou Shan City Xin Mao Digital Electronics Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,200,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,200,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.21%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 82935V 10 9	13D	Page 4 of 6 Pages

Item 1.  Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is the common stock, no par value per share, of Sino-Global American Shipping American, Ltd. (the “Issuer”). According to the Issuer’s prior SEC filings, the address of the principal office of the Issuer is 1044 Northern Boulevard, Suite 305 Roslyn, New York 11576-1514.

Item 2.  Identity and Background.

This Schedule 13D is being filed jointly by Rong Yao International Shipping Ltd., a Hong Kong corporation (“Rong Yao”) and Zhou Shan City Xin Mao Digital Electronics Co., Ltd., a PRC company (“Zhou Shan” and collectively with Rong Yao, the “Reporting Persons”). The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 1. Current information concerning the identity and background of the directors and officers of Rong Yao and Zhou Shan is set forth in Schedule A hereto, which is incorporated by reference in response to this Item 2.

The address of the Reporting Persons is Room D, 101F, Tower A, Billion Centre, 1 Wang Kwong Road, Kowloon Bay, Kowloon, Hong Kong.

The principal business of the Reporting Persons is shipping.

The securities of the Issuer reported as beneficially owned in this Schedule 13D are held directly by Rong Yao, which is 100% owned by Zhou Shan. Zhou Shan is an indirect beneficial owner of the reported securities.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

This Schedule 13D is being jointly filed by the Reporting Persons pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is attached as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file the statement and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 3.  Source or Amount of Funds or Other Consideration.

Pursuant to an Asset Purchase Agreement dated April 10, 2015 (the “Asset Purchase Agreement”), by and between the Issuer and Rong Yao, the Issuer purchased an 8,818 gross tonnage oil/chemical transportation tanker named the “Rong Zhou” built in 2010 and registered in Hong Kong (the “Vessel”) from Rong Yao. The shares of common stock reported herein were issued to the Rong Yao as partial consideration for the Vessel.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the common stock reported herein solely for investment purposes as partial consideration for the Vessel acquired by the Issuer pursuant to the Asset Purchase Agreement. Pursuant to the terms of the Asset Purchase Agreement, the Issuer may issue to Rong Yao up to an additional 3,362,162 shares of common stock.

CUSIP No. 82935V 10 9	13D	Page 5 of 6 Pages

Item 5.  Interest in Securities of the Issuer.

(a)	The Reporting Persons beneficially own 1,200,000 shares of the Issuer’s common stock which represents 16.21% of the total 7,400,841 issued and outstanding shares of common stock as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 13, 2015.

(b)	Rong Yao is 100% owned by Zhou Shan. Zhou Shan is an indirect beneficial owner of the reported securities.

(c)	Except as otherwise described in this Schedule 13D, the Reporting Persons have not effected any transactions in the common stock or other equity security of the Issuer during the last 60 days.

(d)	No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the beneficially owned common stock.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the Asset Purchase Agreement, none.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1: Joint filing Agreement.

CUSIP No. 82935V 10 9	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Rong Yao International Shipping Ltd.

/s/ Miao Yanping Name

Director Title

June 25, 2015 Date

Zhou Shan City Xin Mao Digital Electronics Co., Ltd.

/s/ Miao Yanping Name

Executive Director Title

June 25, 2015 Date

Schedule A

Officers and Directors of Rong Yao

Name and Citizenship	Principal Occupation	Business Address
Miao Yanping	Director of Rong Yao	Room D, 101F, Tower A, Billion Centre, 1 Wang Kwong Road, Kowloon Bay, Kowloon, Hong Kong

Officers and Directors of Zhou Shan

Name and Citizenship	Principal Occupation	Business Address
Miao Yanping	Executive Director of Zhou Shan	Room D, 101F, Tower A, Billion Centre, 1 Wang Kwong Road, Kowloon Bay, Kowloon, Hong Kong
Yan Ziujun	Director of Zhou Shan	Room D, 101F, Tower A, Billion Centre, 1 Wang Kwong Road, Kowloon Bay, Kowloon, Hong Kong

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the 1,200,000 shares of common stock, no par value, of Sino-Global Shipping American Ltd., and that this agreement may be included as an exhibit to such joint filing. Each person executing this agreement is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but no person executing this agreement is responsible for the completeness or accuracy of the information concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Rong Yao International Shipping Ltd.

/s/ Miao Yanping Name

Director Title

June 25, 2015 Date

Zhou Shan City Xin Mao Digital Electronics Co., Ltd.

/s/ Miao Yanping Name

Executive Director Title

June 25, 2015 Date